

Jim Garcia · 3rd in

Xcinex (www.xcinex.com)

Chief Operating Officer at Venue by Xcinex

United States · 292 connections · **Contact info**

Experience

Chief Operating Officer

Xcinex (www.xcinex.com) · Full-time
Mar 2019 – Present · 2 yrs 1 mo
San Francisco Bay Area

Xcinex is a per-ticket streaming service, utilizing our patented Tikit sensor technology to expand audiences for cinematic releases and provide a secure and private option for home viewing during the theatrical release window.

Chief Technology Officer

Vmersion
Jan 2012 – Jan 2019 · 7 yrs 1 mo
Pleasanton, California

Vmersion-Health, a California Limited Partnership, was founded in 2011. The company develops and publishes social media applications exclusively for health-related causes. The company's core value is its guarantee to its users that the data they store on its servers belongs only to the user, and is never shared or co-opted by an outside party. Bett ...see more

Chief Technology Officer

Enporion

Aug 2001 – Jan 2012 · 10 yrs 6 mos
Tampa Florida, San Jose California

Enporion is a B2B Marketplace primarily focused on the Utility industry. Enporion was initially owned and operated by loaned employees of the 7 investor owned utilities. I was hired as part of the first permanent management team. Within the first year I brought all operations in-house and reduced technology based expenses by 90% while increasing system re ...see more

VP of Operations and Technology

Fastparts.com

1999 – 2001 · 2 yrs

Fastparts.com was an online trading exchange serving the $200 billion component segment of the electronic manufacturing industry. We moved the development and operations from Chicago to San Jose. We rewrote the software and expanded the operations to include parallel system in both East Coast and West Coast data centers. ...see more

Director of IT

On Command

1994 – 1999 · 5 yrs

On Command provided on-demand moves for over 1 million hotel rooms worldwide. I was hired as On Command's first Director of It and was responsible for IT based development and operations. ...see more

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Volunteer experience

Beef Leader

Sunol 4H

Sep 2013 – Present · 7 yrs 7 mos
Children

The 4H beef program teaches children about the cattle industry. This is a hands on program that focuses on care and feeding, biology, sales and marketing and finance of a project show steer.

Beekeeping Leader

Sunol 4H

Sep 2014 – Present · 6 yrs 7 mos
Children

The Sunol 4H Beekeeping group provides children a hands-on opportunity to learn about and manage honey bees. The group meets twice a month. The weekday evening meetings are focused on teaching the children about bee biology, threats and dangers, research, products and the business aspects of beekeeping. The Saturday meetings are hands on in the hive either performing inspections, splits, or queen rearing.

Skills & endorsements

Software Development · 32

Endorsed by **Linda Hughes, who is highly skilled at this**

Endorsed by **5 of Jim's colleagues at On Command**

Cloud Computing · 21

Endorsed by **2 of Jim's colleagues at On Command**

SaaS · 20

Jay E. Gal and 19 connections have given endorsements for this skill

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